AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE

YEAR ENDED DECEMBER 31, 2022

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69066

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avalon Wealth Management LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 Allen Parkway, Suite 3000
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christina Ibrahim	713-238-2050	cibrahim@avalona
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Melton & Melton L.L.P.
(Name – if individual, state last, first, and middle name)

6002 Rogerdale Road, Ste 2	Houston	TX	77072
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Lilly _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avalon Wealth Management _____ , as of 12/31 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ERIN MARZOUKI
Notary Public, State of Texas
Comm. Expires 08-22-2026
Notary ID 129377618

Notary Public

Signature: _____

Title: _____
Chief Compliance Officer

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AVALON WEALTH MANAGEMENT LLC

TABLE OF CONTENTS



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Wealth Management LLC (the "Company"), as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Wealth Management LLC as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Avalon Wealth Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, (collectively referred to as the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Avalon Wealth Management LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melton & Melton, LLP

We have served as Avalon Wealth Management LLC's auditor since 2013.
Houston, Texas
March 29, 2023

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	280,422
Receivables		141,622
Receivables - related party		3,806,714
Prepaid regulatory fees		33,180
Total assets	$	**4,261,938**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - related party	$	5,750
Accounts payable		579
State income taxes payable		13,000
Total liabilities		19,329

Commitments and Contingencies

Member's Equity		4,242,609
Total liabilities and member's equity	$	**4,261,938**

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2022

Revenues	$	4,799,600
Expenses:		
Employee compensation and benefits		1,138,020
Regulatory fees		110,260
General and administrative		467,418
		1,715,698
Income before state income taxes		3,083,902
State Income Taxes		13,000
Net income	$	**3,070,902**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2022

Balance, beginning of year	$ 2,071,707
Distributions	(900,000)
Net income	3,070,902
Balance, end of year	$ 4,242,609

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

Cash Flows from Operating Activities:

Net income	$ 3,070,902
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables	(107,372)
Receivables - related party	(2,234,084)
Prepaid regulatory fees	7,011
Accounts payable	579
Accounts payable - related party	(10,591)
Total adjustments	(2,344,457)
Net cash provided by operating activities	726,445

Cash Flows from Financing Activities:

Distributions	(900,000)
Net cash used in financing activities	(900,000)
Net change in cash and cash equivalents	(173,555)

Cash and Cash Equivalents, beginning of year	453,977
Cash and Cash Equivalents, end of year	$ 280,422

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. The Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

Revenue is measured and recognized based on the five-step process outlined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Revenue from Contracts with Customers* (Topic 606). Revenue is determined based on the transaction price negotiated with the investment funds and/or the fund sponsors. While the Company's revenues are generally categorized as "placement fees," as they relate to the activities of the broker-dealer, these fees are derived from the sub-categories of fund-related fees as described as follows:

- Placement fees which are typically based upon a percentage of the value of the investor's committed or invested capital.
- Management fees, and incentive fee revenues, including carried interests, which are typically based upon a percentage of the value of the investor's committed capital or net asset value in the underlying fund.

The performance obligation from placement fees is satisfied at the time an investment fund receives a commitment to invest from an investor introduced by the Company. The amount of fees received after the investment commitment is variably constrained due to factors outside of the Company's control, including market volatility and client behavior. Revenue is recognized when it is probable that a significant reversal will not occur that is generally each month or quarter-end as the investor account balance is resolved.

The Company may incur certain costs to obtain revenue contracts with its customers. These costs are expensed over the period of time that the services are expected to be provided to the customer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents revenues by major source for the year ended December 31, 2022:

Management Fees	$	4,662,850
Placement Fees		136,750
Total	$	4,799,600

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Receivables

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2022. At December 31, 2021, the receivable balance was $1,606,880.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state tax return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2019 through 2022. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest or penalties in 2022.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2022 and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Affiliates provided 93% of all revenue during 2022. At December 31, 2022, affiliates represent 96% of the Company's receivable balance. Management believes the Company's relationship with these affiliates is satisfactory.

NOTE 4 - RELATED-PARTY TRANSACTIONS

During 2022, the Company incurred $1,544,434 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2022, the Company had $5,750 in payables to AA related to the reimbursement of direct expenses paid by AA on the Company's behalf. At December 31, 2022, the Company had $13,000 in payables related to state income taxes to be remitted by AA on behalf of the Company.

During 2022, the Company received $4,474,333 in revenue from affiliates. At December 31, 2022, the Company had $3,806,714 in receivables from these affiliates.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $261,093 which was $256,093 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0740 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

Computation of Net Capital:

Total ownership equity from Statement of Financial Condition		$ 4,242,609
Deductions and/or charges:		
Prepaid regulatory fees	$ 33,180	
Receivables	$ 3,948,336	
Total non-allowable assets from Statement of Financial Condition:		$ 3,981,516
Net Capital		$ 261,093

Computation of Basic Net Capital Requirement:

Minimum net capital required		$ 1,289
[1] Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 256,093
Net capital less greater of 10% of [2] or 120% of [1]		$ 255,093

Computation of Aggregate Indebtedness:

Accounts payable, accrued liabilities, expenses and other	$ 19,329	
Total A.I. liabilities from Statement of Financial Condition:		$ 19,329
[2] Total aggregate indebtedness		$ 19,329
Percentage of aggregate indebtedness to net capital		7.40%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 rather the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for the basis of its exemption.

AVALON WEALTH MANAGEMENT LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 rather the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for the basis of its exemption.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

We have reviewed management's statements, included in the accompanying exemption report (the "Exemption Report"), in which Avalon Wealth Management LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2022 without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Melton & Melton LLP

Houston, Texas
March 29, 2023

Exemption Report

Avalon Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placements of securities; and (2) wholesaler of closed-end mutual funds offered by an affiliated entity, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Avalon Wealth Management, LLC

I, Kevin J. Lilly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Kevin Lilly, Chief Compliance Officer

March 29, 2023



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
Avalon Wealth Management LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Avalon Wealth Management LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
March 30, 2023

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AVALON WEALTH MANAGEMENT LLC
2929 ALLEN PKWY STE 3000
HOUSTON, TX 77019-7124

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Jesulaitis (713) 238-2050

2. A. General Assessment (item 2e from page 2) $7,199

B. Less payment made with SIPC-6 filed (exclude interest) (1,800)

10/31/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $5,399

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $5,399

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVALON WEALTH MANAGEMENT LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 29 day of March, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,799,600

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

        (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii) _____

        Total deductions _____

2d. SIPC Net Operating Revenues $ 4,799,600

2e. General Assessment @ .0015 $ 7,199

(to page 1, line 2.A.)

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